Park Sutton Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015
Schedule I

Net Capital		
Total member's equity	$	1,249,893
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		1,249,893
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		1,249,893
Deductions/other charges:		
Accounts receivable		11,271
Security deposit		23,333
Prepaid expenses		44,656
Net property and equipment		40,475
Total deductions/other charges		119,735
Net capital	$	1,130,158
Aggregate indebtedness		
Accounts payable	$	4,452
Accrued expenses		298,598
Total aggregate indebtedness	$	303,050
Computation of basic net capital requirement		
Minimum net capital required	$	20,203
Excess net capital	$	1,109,955
Ratio: Aggregate indebtedness to net capital		26.81%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.